Exhibit 99.1

Daqo New Energy Announces Unaudited Fourth Quarter and Fiscal Year 2012 Results

CHONGQING, China—April 1, 2013—Daqo New Energy Corp. (NYSE: DQ) (“Daqo New Energy” or the “Company”), a leading polysilicon manufacturer based in China, today announced its unaudited financial results for the fourth quarter and fiscal year 2012.

Fourth Quarter 2012 Financial and Operating Highlights

•	Polysilicon shipments were approximately 592 metric tons, or MT, including 323 MT shipped from our Xinjiang facilities. Wafer shipments were 4.8 MW.

•

Revenues* were $6.2 million, compared to $21.1 million in the third quarter of 2012 and $27.3 million in the fourth quarter of 2011. The sales proceeds from polysilicon made by the Xinjiang facilities during pilot production period were excluded from the revenues recorded in the fourth quarter of 2012.

•	Gross loss* was $11.1 million, compared to $10.8 million in the third quarter of 2012 and $11.7 million in the fourth quarter of 2011.

•	Gross margin* was negative 178.5%, compared to negative 51.1% in the third quarter of 2012 and negative 43.0% in the fourth quarter of 2011.

•

Operating loss* was $55.9 million, compared to $15.7million in the third quarter of 2012 and $45.7 million in the fourth quarter of 2011. Excluding $42.8 million of long-lived asset impairment, the non-GAAP operating loss in the fourth quarter of 2012 was $13.1 million.

•

Operating margin* was negative 902.5%, compared to negative 74.2% in the third quarter of 2012 and negative 167.0% in the fourth quarter of 2011. Excluding $42.8 million of long-lived asset impairment, the non-GAAP operating margin in the fourth quarter of 2012 was negative 212.1%.

•

Net loss attributable to Daqo New Energy Corp. shareholders was $75.6 million, compared to $15.5 million in the third quarter of 2012 and $39.4 million in the fourth quarter of 2011. Excluding $42.8 million of long-lived asset impairment and $19.9 million valuation allowance for deferred tax asset, the non-GAAP net loss attributable to shareholders was $12.9 million.

•	Earnings per fully diluted ADS** were negative $10.76, compared to negative $2.21 in the third quarter of 2012, and negative $5.61 in the fourth quarter of 2011.

*	From continuing operations. The Company disposed of its module manufacturing business in September 2012, which is presented as discontinued operations.
**	Effective on December 21, 2012. Daqo adjusted the ratio of its American depositary shares (“ADSs”) representing ordinary shares from one (1) ADS for five (5) ordinary shares to one (1) ADSs for twenty-five (25) ordinary shares. All per ADS figures in this announcement give effect to the forgoing ADS to share ratio change

Full Year 2012 Results Financial and Operating Highlights

•	Polysilicon shipments were 3,585 MT including 323 MT shipped from our Xinjiang facilities in the fourth quarter of 2012. Polysilicon shipments in 2012 decreased 9.2% from 2011.

•	Revenues* were $86.9 million, a decrease of 62.6% from 2011.

•	Gross loss* was $37.4 million, compared to gross profit of $87.2 million in 2011.

•	Gross margin* was negative 43.1%, compared to positive 37.6% in 2011.

•	Operating loss* was $88.5 million, compared to operation income of $50.8 million in 2011.

•	Net loss attributable to Daqo New Energy Corp. shareholders was $111.9 million, compared to net income attributable to the shareholders of $33.3 million in 2011.

•	The earnings per fully-diluted ADS** were negative $15.92, compared to positive $4.74 in 2011.

*	From continuing operations. The Company disposed of its module manufacturing business in September 2012, which is presented as discontinued operations.
**	Effective on December 21, 2012. Daqo adjusted the ratio of its American depositary shares (“ADSs”) representing ordinary shares from one (1) ADS for five (5) ordinary shares to one (1) ADSs for twenty-five (25) ordinary shares. All per ADS figures in this announcement give effect to the forgoing ADS to share ratio change

“In September of 2012, we started pilot production for polysilicon in our Phase II facilities in Xinjiang. Thanks to the dedication and hard work of our technical and operation teams, we produced 617 MT of polysilicon in our Xinjiang facilities in the fourth quarter of 2012. We shipped 323 MT to our customers and 139 MT internally to our wafer manufacturing business in the fourth quarter of 2012. We successfully reached our targets in terms of capacity and cost structure by the end of first quarter 2013. Our total production cost of polysilicon in Xinjiang was already below $20/kg in February 2013 and we believe there is still room for further improvement. Now we are working intensely to maximize the output and further reduce the cost in Xinjiang.” Commented Dr. Gongda Yao, Chief Executive Officer of the Company, “Since the end of 2012, we do see the demand for polysilicon is picking up, the average selling price is increasing and the payment terms are improving. We are confident that we are well positioned in the current challenging market with Xinjiang facilities’ low cost and high quality polysilicon products.”

Dr. Yao continued “As for our facilities in Wanzhou, we have successfully conducted annual maintenance in the fourth quarter of 2012. We have already completed the technical improvement project of Hydrogen vent gas recovery. The other two projects of DCS recovery and electrical system modification for CVD reactors are ongoing. In addition, we are also evaluating various technical improvement options for further cost reduction.”

“In the fourth quarter of 2012, due to the continued challenging supply and demand conditions in the wafer segment, we recognized an impairment of long-lived assets of our wafer facilities in the amount of $42.8 million. The recording of the impairment charge was to reflect the less than expected profit-generating ability of our wafer assets. In addition, considering the uncertainty in the solar market, the Company determined it was more-likely-than-not that our deferred tax assets would not be utilized before they expire and recorded a valuation allowance for deferred tax assets recognized in the prior periods in the amount of $19.9 million.”

“Although it is still early to say the down turn is over, we are encouraged to see the solar market has begun to stabilize across the value chain since the end of 2012. We believe that 2013 will be a year of growth especially in Asia where China, Japan and India will make a great contribution, and other emerging markets like Africa, South America, and Middle East.” Dr. Yao concluded.

Fourth Quarter 2012 Results

Revenues*

Revenues were $6.2 million, compared to $21.1 million in the third quarter of 2012 and $27.3 million in the fourth quarter of 2011.

The sales proceeds from polysilicon made by the Xinjiang facilities during pilot production period were excluded from the revenues recorded in the fourth quarter of 2012.

Gross loss and margin*

Gross loss was $11.1 million, compared to $10.8 million in the third quarter of 2012 and $11.7 million in the fourth quarter of 2011.

Gross margin was negative 178.5%, compared to negative 51.1% in the third quarter of 2012 and negative 43.0% in the fourth quarter of 2011.

Gross margin decreased compared to the third quarter of 2012 and fourth quarter of 2011, because in the fourth quarter of 2012, our Wanzhou polysilicon facilities were in the process of annual maintenance and technology improvement with no polysilicon output and the sales proceeds from polysilicon made by the Xinjiang facilities were excluded from the revenues in such period.

Selling, general and administrative expenses*

Selling, general and administrative expenses were $1.8 million in the fourth quarter of 2012, compared to $5.1 million in third quarter of 2012 and $2.6 million in the fourth quarter of 2011.

The decrease from the third quarter of 2012 and fourth quarter of 2011 was primarily due to our effort on cost reduction. The Company recorded $2.1 million bad debt provision in the third quarter of 2012.

Research and development expenses*

Research and development expense was $2.8 million in the fourth quarter of 2012, compared to $0.3 million in the third quarter of 2012 and $0.3 million in the fourth quarter of 2011. The Company incurred additional research and development expenses for our Xinjiang Phase II polysilicon facilities to achieve the targets for product quality, capacity and cost during the pilot production period, which are not expected to recur.

Long-lived assets impairment loss*

In the fourth quarter of 2012, the Company recorded a $42.8 million impairment of long-lived assets for our wafer facilities. The impairment of long-lived assets of our wafer facilities was to reflect the market challenges that have an adverse effect on the expected profit-generating ability of assets. In the fourth quarter of 2011, the Company recognized a long-lived assets impairment of $34.6 million for our wafer assets.

Other operating income*

Other operating income was $2.5 million in the fourth quarter of 2012, compared to $0.6 million in the third quarter of 2012 and $3.6 million in the fourth quarter of 2011. Other operating income was mainly composed of unrestricted cash incentives that the Company received from local government authorities, which fluctuates from period to period.

Operating loss and margin*

As a result of the foregoing, operating loss was $55.9 million, compared to $15.7million in the third quarter of 2012 and $45.7 million in the fourth quarter of 2011. Excluding $42.8 million of long-lived asset impairment, the non-GAAP operating loss in the fourth quarter of 2012 was $13.1 million.

Operating margin was negative 902.5%, compared to negative 74.2% in the third quarter of 2012 and negative 167.0% in the fourth quarter of 2011. Excluding $42.8 million of long-lived asset impairment, the non-GAAP operating margin in the fourth quarter of 2012 was negative 212.1%.

Net Interest expense*

Net interest expense in the fourth quarter of 2012 was $3.4 million, compared to $3.6 million in the third quarter of 2012 and $2.3 million in the fourth quarter of 2011. The decrease from the third quarter of 2012 was primarily due to debt repayment. The increase from the fourth quarter of 2011 was primarily due to the increase of the Company’s loan balance related to Xinjiang project.

Income tax expense / benefit*

Income tax expense in the fourth quarter of 2012 was $19.9million, compared to income tax benefit of $5.5million in the third quarter of 2012 and income tax benefit of $11.1 million in the fourth quarter of 2011.

In consideration of the uncertainty in the solar market, the Company determined it was more-likely-than-not that our deferred tax assets would not be utilized before they expire and recorded a valuation allowance for deferred tax assets recognized in the prior periods in the amount of $19.9 million.

Net loss attributable to our shareholders and earnings per share**

As a result of the aforementioned, net loss attributable to Daqo New Energy Corp. shareholders was $75.6 million, compared to $15.5 million in the third quarter of 2012 and $39.4 million in the fourth quarter of 2011. Excluding $42.8 million of long-lived asset impairment and $19.9 million valuation allowance for deferred tax asset, the non-GAAP net loss attributable to shareholders was $12.9 million. Earnings per fully diluted ADS** were negative $10.76 compared to negative $2.21 in the third quarter of 2012, and negative $5.61 in the fourth quarter of 2011.

*	From continuing operations
**	Effective on December 21, 2012. Daqo adjusted the ratio of its American depositary shares (“ADSs”) representing ordinary shares from one (1) ADS for five (5) ordinary shares to one (1) ADSs for twenty-five (25) ordinary shares. All per ADS figures in this announcement give effect to the forgoing ADS to share ratio change

Full Year 2012 Results

Revenues*

Revenues were $86.9 million, compared to $232.2 million in 2011. The decrease was primarily attributable to $145.5 million decrease of the revenues generated from sales of polysilicon, partially offset by $2.8 million increase of the revenues generated from sales of wafer. The Company shipped approximately 3,585MT of polysilicon and 42.5MW of wafer during 2012, compared to 3,947MT of polysilicon and 16.8MW of wafer during 2011.

Gross loss and margin*

Gross loss for 2012 was $37.4 million, compared to gross profit of $87.2 million for 2011 .Gross margin was negative 43.1% for 2012, compared to positive 37.6% for 2011.

The change in gross profit and gross margin from 2011 was primarily due to lower average selling price and lower shipment of polysilicon.

Selling, general and administrative expenses*

Selling, general and administrative expenses were $12.9 million in 2012, compared to $13.1 million in 2011.

Research and development expenses*

Research and development expense was $4.1 million in 2012, compared to $0.7 million in 2011. The Company incurred additional research and development expenses for our Xinjiang Phase II polysilicon facilities to achieve the targets for quality, capacity and cost during the pilot production period, which are not expected to recur.

Long-lived assets impairment loss*

The Company recognized a $42.8 million impairment loss for the long-lived assets of its wafer facilities in the fourth quarter of 2012. The impairment loss of long-lived assets of our wafer facilities was to reflect the market challenges that have an adverse effect on the profit-generating ability of the assets. In 2011, the Company recognized an impairment loss for the long-lived assets of its wafer facilities of $34.7 million.

Other operating income*

Other operating income was $8.7 million in 2012, compared to $12.0 million in 2011. Other operating income was mainly composed of unrestricted cash incentives that the Company received from local government authorities, which fluctuates from period to period.

Operating loss and margin*

As a result of the foregoing, operating loss was $88.5 million in 2012, compared to operating income of $50.8 million in 2011. Operating margin was negative 101.6% in 2012, compared to positive 21.9% in 2011.

Net Interest expense*

Net interest expense in 2012 was $14.4 million, compared to $7.4 million in 2011. The increase from 2011 was primarily due to the increase of the Company’s loan balance related to Xinjiang project.

Income tax expense*

Income tax expense was $10.3million, compared to $2.7 million for 2011.

In consideration of the uncertainty in the solar market, the Company determined it was more-likely-than-not that our deferred tax assets would not be utilized before they expire and recorded a valuation allowance for deferred tax asset in 2012.

Net income (loss) attributable to our shareholders and earnings per share**

As a result of the aforementioned, net loss attributable to Daqo New Energy Corp. shareholders for 2012 was $111.9 million, compared to net income attributable to Daqo New Energy Corp. shareholders of $33.3 million in 2011.

The earnings per fully-diluted ADS** were negative $15.92, compared to positive $4.74 in 2011.

*	From continuing operations
**	Effective on December 21, 2012. Daqo adjusted the ratio of its American depositary shares (“ADSs”) representing ordinary shares from one (1) ADS for five (5) ordinary shares to one (1) ADSs for twenty-five (25) ordinary shares. All per ADS figures in this announcement give effect to the forgoing ADS to share ratio change

Financial Condition

As of December 31, 2012, the Company had $17.3 million in cash and cash equivalents and restricted cash, compared to $53.8 million as of September 30, 2012. As of December 31, 2012, the accounts receivable balance was $27.8 million, compared to $26.4 million as of September 30, 2012. As of December 31, 2012, total borrowings were $307.8 million, of which $187.5 million were long-term borrowings, compared to total borrowings of $333.6 million, including $210.2 million long-term borrowings as of September 30, 2012.

Outlook for First Quarter 2013

For the first quarter of 2013, the Company expects to ship 720 MT of polysilicon. The Company also expects to ship approximately 3.6 MW of wafer and 150 MT of polysilicon ingots and blocks. This outlook reflects our current and preliminary view and may be subject to change. Our ability to achieve this projection is subject to risks and uncertainties. See “Safe Harbor Statement” at the end of this press release.

About Non-GAAP Financial Measures

To supplement Daqo’s consolidated financial results presented in accordance with United States Generally Accepted Accounting Principles (“GAAP”), Daqo uses in this press release non-GAAP operating loss and operation margin, which exclude long-lived asset impairment, and non-GAAP net loss attributable to shareholders which excludes long-lived asset impairment and valuation allowance for deferred tax asset. The presentation of the non-GAAP financial measure is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. Daqo believes that the non-GAAP financial measure facilitates investors’ and management’s comparisons to Daqo’s historical performance and assists management’s financial and operational decision making.

Conference Call

The Company has scheduled a conference call to discuss the results at 8:00 AM Eastern Time on April 1, 2013.

The dial-in details for the live conference call are as follows:

United States:	+ 1-800-860-2442
International:	+ 1-412-858-4600
China(N):	10-800-712-2304
China(S): Hong Kong:	10-800-120-2304 800-962475

The conference ID number is 10026760

You can also listen to the conference call via Webcast through the URL: http://www.visualwebcaster.com/event.asp?id=93046

A replay of the call will be available 1 hour after the end of the conference through April 11, 2013 at 9:00am ET.

The conference call replay numbers are as follows:

United States:	+ 1-877-344-7529
International:	+ 1-412-317-0088

The conference ID number for accessing the recording is 10026760.

Investors will also have the opportunity to listen to the replay over the Internet through the investor relations section of Daqo New Energy’s web site at: www.dqsolar.com

About Daqo New Energy Corp.

Daqo New Energy Corp. (NYSE: DQ) is a leading polysilicon manufacturer based in China. Daqo New Energy primarily manufactures and sells high-quality polysilicon to photovoltaic product manufacturers. It also manufactures and sells photovoltaic wafers. For more information about Daqo New Energy, please visit www.dqsolar.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the outlook for the first quarter of 2013 and quotations from management in this announcement, as well as Daqo New Energy’s strategic and operational plans, contain forward-looking statements. The Company may also make written or oral forward-looking statements in its reports filed or furnished to the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the demand for photovoltaic products and the development of photovoltaic technologies; global supply and demand for polysilicon; alternative technologies in cell manufacturing; our ability to significantly expand our polysilicon production capacity and output; the reduction in or elimination of government subsidies and economic incentives for solar energy applications; and our ability to successfully implement our vertical integration strategy. Further information regarding these and other risks is included in the reports or documents we have filed with, or furnished to, the Securities and Exchange Commission. Daqo New Energy does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release and in the attachments is as of the date of this press release, and Daqo New Energy undertakes no duty to update such information, except as required under applicable law.

Daqo New Energy Corp.

Unaudited Preliminary Condensed Consolidated Statement of Operations and Comprehensive Income

(US dollars in thousands, except ADS and per ADS data)

	Three months Ended			Year Ended Dec 31,
	Dec 31, 2012	Sep 30, 2012	Dec 31, 2011	2012	2011

Revenues	$6,193	$21,117	$27,346	$86,858	$232,170
Cost of revenues	(17,245)	(31,909)	(39,092)	(124,290)	(144,946)

Gross (loss)/profit	(11,052)	(10,792)	(11,746)	(37,432)	87,224
Operating expenses
Selling, general and administrative expenses	(1,806)	(5,137)	(2,583)	(12,930)	(13,089)
Research and development expenses	(2,793)	(300)	(300)	(4,131)	(744)

Other operating income	2,516	569	3,563	8,729	12,029
Impairment of long-lived assets	(42,754)	—	(34,603)	(42,754)	(34,668)

Total operating expenses	(44,837)	(4,868)	(33,923)	(51,086)	(36,472)

(Loss)/income from operations	(55,889)	(15,660)	(45,669)	(88,518)	50,752
Interest expense	(3,573)	(3,817)	(2,459)	(15,408)	(9,258)
Interest income	197	213	173	990	1,847
Foreign exchange gain (loss)	(55)	(21)	93	(56)	(149)

(Loss)/Income before income taxes	(59,320)	(19,285)	(47,862)	(102,992)	43,490
Income tax benefit/(expense)	(19,917)	5,450 *	11,135	(10,254)	(2,718)

Net (loss)/income from continuing operations	(79,237)	(13,835)	(36,727)	(113,246)	40,772

Loss from discontinued operations	—	(260)	(2,436)	(2,393)	(5,858)

Net (loss) income	(79,237)	(14,095)	(39,163)	(115,639)	34,914
Net (loss)/income attributable to noncontrolling interest	(3,645)	1,448	259	(3,708)	1,590

Net (loss)/income attributable to Daqo New Energy Corp. shareholders	$(75,592)	$(15,543)	$(39,422)	$(111,931)	$33,324

Net (loss) income	(79,237)	(14,095)	(39,163)	(115,639)	34,914
Other comprehensive income:
Foreign currency translation adjustments	2,696	3,427	3,861	3,839	17,760

Total other comprehensive income	2,696	3,427	3,861	3,839	17,760

Comprehensive (loss)/income	(76,541)	(10,668)	(35,302)	(111,800)	52,674
Comprehensive (loss)/income attributable to noncontrolling interest	(2,458)	2,991	1,991	(2,076)	7,906

Comprehensive (loss)/income attributable to Daqo New Energy Corp. shareholders	$(74,083)	$(13,659)	$(37,293)	$(109,724)	$44,768

(Loss)/Earnings per ADS
—Continuing operations	(10.76)	(2.17)*	(5.26)*	(15.58)	5.57 *
—Discontinued operations	—	(0.04)*	(0.35)*	(0.34)	(0.83)*

Basic	(10.76)	(2.21)*	(5.61)*	(15.92)*	4.74 *

—Continuing operations	(10.76)	(2.17)*	(5.26)*	(15.58)*	5.57 *
—Discontinued operations	—	(0.04)*	(0.35)*	(0.34)*	(0.83)*

Diluted	(10.76)	(2.21)*	(5.61)*	(15.92)*	4.74 *

Weighted average ADS outstanding
Basic	7,028,564	7,028,564 *	7,028,564 *	7,028,564	7,028,564 *
Diluted	7,028,564	7,028,564 *	7,028,564 *	7,028,564	7,028,564 *

*	ADS and (loss) earnings per ADS amounts were retrospectively adjusted to reflect the change in the ratio of the Company’s American Depositary Shares to ordinary shares from 1:5 to 1:25, effective from December 21, 2012.

Daqo New Energy Corp.

Unaudited Consolidated Balance Sheet

(US dollars in thousands)

	Dec 31, 2012	Sep 30, 2012	Dec 31, 2011

ASSETS:
Current Assets:
Cash and cash equivalents	6,679	24,162	92,697
Restricted cash	10,650	29,673	11,600
Accounts receivable, net	27,823	26,410	19,082
Note Receivable	4,631	1,540	3,663
Prepaid expenses and other current assets	23,934	17,439	11,153
Advances to suppliers	738	1,216	2,847
Inventories	15,136	12,717	24,176
Amount due from related party	6,562	7,103	9,887
Deferred tax assets-current	358	11,397	4,348

Total current assets	96,511	131,657	179,453
Property, plant and equipment, net	677,895	722,165	636,475
Prepaid land use right	36,158	35,433	35,316
Deferred tax assets	1,057	16,367	17,901
Other non-current assets	4,687	9,941	9,332

TOTAL ASSETS	816,308	915,563	878,477

Current liabilities:
Short-term borrowings, including current portion of long-term borrowings	120,280	123,455	111,805
Accounts payable	12,346	9,795	10,480
Note payable	21,334	23,761	4,557
Advances from customers	29,396	13,745	26,061
Payables for purchases of property, plant and equipment	45,469	48,418	37,145
Accrued expenses and other current liabilities	7,618	9,993	9,164
Amount due to related party	23,708	8,631	3,159
Income tax payable	160	5,986	15,470

Total current liabilities	260,311	243,784	217,841

Long-term borrowings	187,521	210,159	165,646
Accrued warranty cost	—	—	444
Advance from customers – long term portion	—	15,398	12,508
Payables for Purchases of Property, Plant and Equipment	1,126	3,025	4,158
Other long Term Liabilities	26,472	25,804	25,853

TOTAL LIABILITIES	475,430	498,170	426,450

EQUITY:

Ordinary shares	18	18	18
Treasury stock	(495)	(225)	—
Additional paid-in capital	144,756	144,423	142,512
Retained earnings	38,276	113,869	150,205
Accumulated other comprehensive income	19,551	18,082	18,444

Total Daqo New Energy Corp.’s shareholders’ equity	202,106	276,167	311,179

Noncontrolling interest	138,772	141,226	140,848

Total equity	340,878	417,393	452,027

TOTAL LIABILITIES & EQUITY	816,308	915,563	878,477

For further information, please contact:

Daqo New Energy Corp.

Kevin He, Investor Relations

Phone: +86-23-6486-6556

Email: Kevin.he@daqo.com

SOURCE: Daqo New Energy Corp.